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                                                               EXHIBIT (a)(1)(B)

                          STOCK OPTION EXCHANGE PROGRAM

                              QUESTIONS AND ANSWERS

     These Questions and Answers relate to our offer to exchange all outstanding options to purchase shares of our common stock that have an exercise price that is equal to or greater than $14.00 per share. They are to be read in conjunction with the Offer to Exchange of which they are a part.

Q1   What is the Stock Option Exchange Program?

A1 Our Stock Option Exchange Program (also referred to in these materials as the "Offer") is a voluntary program permitting eligible employees to cancel certain stock options that have an exercise price that is equal to or greater than $14.00 per share ("Eligible Option Grants") and exchange them for replacement options covering the same number of shares, subject to adjustment ("Replacement Options"). The Replacement Options will be granted on June 9, 2003, or a later date if we extend the Expiration Date of the Offer, provided that if there are no reported sales of our common stock on such date, then the Replacement Option Grant Date will be the next day following such date on which there is a reported sale ("Replacement Option Grant Date"), and will have an exercise price equal to the Fair Market Value of our common stock on the Replacement Option Grant Date. The Fair Market Value will be the closing price of our common stock as reported by Nasdaq on the Replacement Option Grant Date.

     Your participation in this Offer is voluntary; you may either keep your current Eligible Option Grants at their current exercise price or cancel those Eligible Option Grants in exchange for a Replacement Option covering the same number of shares as the Eligible Option Grants you exchanged, subject to adjustment.

Q2   Why is the Stock Option Exchange Program being offered?

A2 In light of the decline in the price of our common stock, we recognize that the exercise prices of the majority of outstanding options to purchase our common stock, whether or not they are currently exercisable, are higher than the price of our common stock as reported by Nasdaq. We believe these options are not attractive as an incentive to retain and motivate employees, and are unlikely to be exercised in the foreseeable future. By making this Offer we intend to provide our employees with the benefit of potentially receiving replacement options that may have a lower exercise price, and thereby to create better incentives for our employees to remain with us and to contribute to the attainment of our business and financial objectives and the creation of value for all of our stockholders.

Q3 Why are we offering a Stock Option Exchange Program now instead of six months ago?

A3 The equity markets have been extremely volatile in the past two years and it would be impossible and inappropriate for the Company to attempt to time the market, to ascertain what would be the most favorable stock option grant prices. In a year-end estimate of the Company's planned annual option grants, our Board determined that based on expected Company performance, very few new options to purchase shares would be granted. The review pointed up the disincentive posed by outstanding options that have exercise prices well above the prevailing market price. To provide the incentives we feel are consistent with improving Company performance, the Board decided that this option exchange offer would be more beneficial to employees and adopted this Offer in lieu of proceeding with annual grants for
     Employees for fiscal year 2002 (November 2002).
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Q4   Is this a repricing?

A4 No. This is not a stock option repricing. Under stock option repricing, an employee's current options are immediately repriced.

Q5 Why don't you just reprice my options, as I have seen done at other companies?

A5 In 1998, the Financial Accounting Standards Board adopted unfavorable accounting treatment for companies that reprice options. If we were to simply reprice options, we must take a charge against earnings on future appreciation of the repriced options.

Q6   Why can't I just be granted additional options?

A6 We strive to balance the need for a competitive compensation package for our employees with the interests of our stockholders. Because of the large number of options that we currently have outstanding, a large grant of new options could potentially have a dilutive effect on our earnings per share.

Q7   What options may I exchange as part of this program?

A7 Only the options granted under our 1987 Microsemi Corporation Stock Plan ("Company Option Plan") with an exercise price equal to or greater than $14.00 per share that are outstanding on the Expiration Date of the Offer (which is currently expected to be December 6, 2002, or a later date if we extend the Offer) will be eligible for exchange.

     If you attempt to exchange an option having an exercise price of less than $14.00 per share (other than options that you must exchange pursuant to the next sentence), that option will not be an Eligible Option Grant and any election you may have made to exchange that option will not be accepted by us. If you elect to exchange an option with an exercise price equal to or greater than $14.00 per share, then you must also exchange any and all of your options that were granted in the six-month period prior to the Commencement Date - even if the exercise price of those options is less than $14.00 per share.

          For example:

          Commencement Date = November 1, 2002

          Employee Option History:

          1. Grant received on June 25, 2001 for 3,000 shares at $71.00 (Eligible for Exchange)

          2. Grant received on November 26, 2001 for 2,500 shares at $31.10 (Eligible for Exchange)

          3. Grant received on June 24, 2002 for 1,000 shares at $6.60 (Must be cancelled and exchanged if and only if optionee elects to exchange any Eligible Options)

          4. Grant received on November 15, 1999 for 2,000 shares at $3.53 (Not Eligible for Exchange)

     All options granted after April 30, 2002 -- even if the exercise price of some of those options is less than $14.00 per share -- must be exchanged if you wish to participate in the Offer. These options will be replaced by the same number of Replacement Options.

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Q8   What options must I exchange as part of this program?

A8 You do not have to exchange any options as part of this program. However, if you decide to participate in the Offer and exchange any Eligible Option Grants, you must exchange any and all options granted to you within the six-month period preceding the Commencement Date, even if the exercise price of those options is less than $14.00. Refer to Q&A 7 above.

Q9   Why is $14.00 the minimum grant price of options that can be exchanged?

A9 We did not include options at grant prices below $14.00 per share in this Offer because we believe such grants continue to provide an incentive to our employees. However, if you elect to exchange any options, you must elect to exchange all outstanding options granted to you after April 30, 2002, regardless of grant price.

     You should refer to the Summary Term Sheet in the Offer to Exchange for additional information.

Q10  May I tender options that I have already exercised?

A10 You may only tender the portion of each Eligible Option Grant that has not been exercised. The Offer only pertains to outstanding unexercised options, and does not apply in any way to shares purchased, whether upon the exercise of options or otherwise. If you have exercised an Eligible Option Grant in its entirety, that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised an Eligible Option Grant in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange pursuant to the Offer. Options for which you have properly submitted an exercise notice prior to the date the Offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

Q11  Are there conditions to the Offer?

A11 Yes. In addition to the condition described in Q&A 8 above, the Offer is subject to a number of other conditions, including the conditions described in Section 6 of the Offer which you should read carefully. However, the Offer is not conditioned on a minimum number of option holders accepting the Offer or a minimum number of options being exchanged.

Q12 Are there any eligibility requirements I must satisfy in order to participate in the Offer and receive the Replacement Options?

A12 Yes. First, in order to participate in the Offer and elect to cancel Eligible Option Grants in exchange for Replacement Options, you must be employed by us or one of our subsidiaries or be on an Approved Leave of Absence on the Expiration Date (currently December 6, 2002). This Offer is not being extended to contractors, consultants or temporary service providers or to employees who are members of our Board of Directors or who are Corporate Officers.

     Second, in order to receive Replacement Options on the Replacement Option Grant Date, you must remain continuously employed or be on an Approved Leave of Absence during the period from the Expiration Date (when your Eligible Option Grants are cancelled) through the Replacement Option Grant Date (currently June 9, 2003), except that in the event of your death after the Expiration Date and prior to the Replacement Option Grant Date your Replacement Options will be granted to your heirs, personal representatives, devisees or beneficiaries pursuant to your will or the laws of descent and distribution.

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     If you are not an employee (including an employee on an Approved Leave of
     Absence) through the Replacement Option Grant Date (currently June 9, 2003) and your Eligible Option Grants were cancelled under this Offer, you will not be granted Replacement Options or given any other compensation for your cancelled options and your cancelled options will not be reinstated, except that in the event of your death after the Expiration Date and prior to the Replacement Option Grant Date as described in the paragraph above.

     An Approved Leave of Absence means an employee leave of absence protected by statute or approved by the Company according to the practices or policies of the Human Resources Department of the Company.

     Therefore, if for any reason your termination date has been established to fall on a date before the Replacement Option Grant Date, you should not participate in this Offer and we may elect not to permit your participation or accept your Eligible Option Grants.

     IF YOU ARE AN EMPLOYEE RESIDING IN THE UNITED STATES, THEN YOUR EMPLOYMENT WITH US IS "AT-WILL" AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE REPLACEMENT OPTION GRANT DATE, FOR ANY REASON, WITH OR WITHOUT CAUSE.

Q13 Are all employees and members of our Board of Directors eligible to participate in this Offer?

A13 No. Although all employees, including the employees of our subsidiaries, holding Eligible Option Grants are eligible to participate, the Offer will exclude all members of our Board of Directors and Corporate Officers. Employees on an Approved Leave of Absence are also eligible to participate; however, employees on a leave of absence that is not an Approved Leave of Absence are not eligible to participate. An Approved Leave of Absence means an employee leave of absence protected by statute or approved by the Company according to the practices or policies of the Human Resources Department of the Company.

Q14  Are employees residing outside the United States eligible to participate?

A14 Yes. All employees, including employees residing outside the United States, holding Eligible Option Grants may participate in the Offer. Special considerations or conditions may apply to employees residing outside the United States. In some countries, the application of local rules may have important consequences to those employees. Included in the Offer are short summaries of some of the consequences with respect to the countries where our non-U.S. employees are residing (see Schedule B to the Offer). If you are an employee residing outside the United States, you should review these summaries. We also recommend that you consult your individual tax, legal and investment advisors.

Q15 Are employees who tender their Eligible Option Grants and are on a leave of absence on the Expiration Date eligible to participate?

A15 Yes, but only if the leave of absence is an Approved Leave of Absence. If you tender your Eligible Option Grants and, on the Expiration Date, you are on an Approved Leave of Absence, then you will still be eligible to participate and to exchange your Eligible Option Grants for Replacement Options. If, however, on the Expiration Date you are on a leave of absence that is not an Approved Leave of Absence, then you will not be eligible to participate in this Offer we will not accept your Eligible Option Grants for exchange. An Approved Leave of Absence means an employee leave of absence protected by statute or approved by the Company according to the practices or policies of the Human Resources Department of the Company.

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Q16  Are the terms and conditions of the Offer the same for everyone?

A16 Yes. However, Replacement Options granted to employees of our subsidiaries in certain foreign jurisdictions may be subject to different terms and conditions than those granted to persons employed in the United States. If you are an employee who is employed outside of the United States, please see Schedule B to the Offer for more details.

Q17  How should I decide whether or not to participate?

A17 The decision to participate must be your personal decision, and it will depend largely on your assumptions about the future overall economic environment, the performance of the Nasdaq, our own stock price, our business and your desire and ability to remain an employee of Microsemi until the Replacement Option Grant Date (currently June 9, 2003). We understand that this will be a challenging decision for everyone. The program does carry considerable risk, and there are no guarantees regarding our future stock performance. If you anticipate that you will retire or terminate your employment for any reason prior to the Replacement Option Grant Date, then you should not elect to participate in this Offer. Otherwise, we cannot advise you on the decision to participate in the Offer, and we have not authorized anyone to make any recommendation on our behalf as to your choices.

Q18  How does the Offer work?

A18 On or before the Expiration Date (currently December 6, 2002), you may decide to exchange any of your Eligible Option Grants for Replacement Options to be granted on the Replacement Option Grant Date. The number of shares subject to your Replacement Options will equal the number of shares subject to each Eligible Option Grant that you exchanged. The number of shares to be granted under your Replacement Options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transaction that may occur between the Expiration Date and the Replacement Option Grant Date.

     If you elect to exchange any of your Eligible Option Grants, you must exchange any and all options granted to you during the six-month period prior to the Commencement Date, even if the exercise price of such options is less than $14.00 per share. For example, based on a Commencement Date of November 1, 2002, to exchange any Eligible Option Grants in this Offer, you must exchange all of your options that were granted after April 30, 2002 -- even if the exercise price of some of those options is less than $14.00 per share. The options granted in the six-month period prior to the Commencement Date that are cancelled due to your participation in the Offer will be replaced by the same number of Replacement Options.

Q19 What if my Eligible Option Grants are not currently exercisable? Can I exchange them?

A19 Yes. Your Eligible Option Grants do not need to be exercisable in order for you to participate in the Offer.

Q20  Can I exchange a portion of an unexercised Eligible Option Grant?

A20 No. If you elect to exchange an Eligible Option Grant, you must exchange all unexercised options covered by that Eligible Option Grant.

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Q21  Can I exchange the remaining portion of an Eligible Option Grant that I have partially exercised?

A21 Yes. If you have exercised an Eligible Option Grant in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange pursuant to the Offer. Options for which you have properly submitted an exercise notice prior to the date the Offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

Q22 If I elect to exchange any of my Eligible Option Grants, why do I have to exchange all of my options granted during the six-month period before the Commencement Date?

A22 If we allowed you to keep options that were granted within the six-month period prior to the Commencement Date, we could be required under applicable accounting rules to recognize significant charges in our financial statements, which could reduce our reported earnings for each fiscal quarter that the recently granted options remained outstanding. This could have a negative impact on the performance of our stock price.

Q23 What if I elect to exchange Eligible Option Grants and I die before the Expiration Date?

A23 If you die before the Expiration Date, we intend to reject the tender of your Eligible Option Grants; therefore, you would not participate in this Offer. Your Eligible Option Grants would then be held by your heirs, personal representatives, devisees or beneficiaries pursuant to your will or the laws of descent and distribution. We believe that under law your tender of Eligible Option Grants would become of no force or effect upon your death because any executory contract is treated as null and void under those circumstances. Non-employees are not eligible to participate in this Offer, and therefore your heirs (for instance) would not be eligible to confirm or ratify your election made before death.

Q24  Am I eligible to receive future grants if I participate in this Offer?

A24 Because of the accounting limitations, if you elect to exchange Eligible Option Grants, you are not eligible to receive additional stock option grants until after the Replacement Option Grant Date.

Q25 My options are separated between incentive stock options and nonqualified stock options because my original grant exceeded the $100,000 limit on incentive stock options imposed by U.S. tax laws. Can I cancel one part but not the other? (This question is relevant only for employees who are subject to tax in the United States.)

A25 No. An option that has been separated into a partial incentive stock option and a partial nonqualified stock option is still considered to be a single option, and cannot be separated for purposes of this Offer. Replacement Options will be labeled as incentive stock options and will qualify as incentive stock options only to the maximum extent allowed under U.S. tax law. You should note that some Replacement Options may be nonqualified stock options, even if issued in exchange for cancelled incentive stock options. Please see Section 12 of the Offer to Exchange for more details.

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Q26  When will I receive my Replacement Options?

A26 We expect to distribute stock option agreements relating to the Replacement Options within approximately four to six weeks following the Replacement Option Grant Date. You will be granted your Replacement Options on the Replacement Option Grant Date, which is expected to be June 9, 2003, or a later date if we extend the Offer, provided you satisfy the continuous employment requirement and all of the other conditions of this Offer are satisfied.

Q27 Why won't I receive my Replacement Options immediately after the Expiration Date of the Offer?

A27 In order to avoid adverse accounting consequences that can result from stock option exchanges, we cannot grant Replacement Options for at least six months and one day after the Expiration Date (currently expected to be December 6, 2002). Therefore, you will not receive your Replacement Options until the Replacement Option Grant Date (again, which is expected to be June 9, 2003, or a later date if we extend the Offer) subject to your employment status. Any other options that otherwise would have been granted to you by us prior to the Replacement Option Grant Date will also be deferred until the Replacement Option Grant Date.

Q28 Will the terms of the Replacement Options be the same as the terms of the options offered for exchange?

A28 The terms will be substantially similar, except as noted below. The form of stock option agreement for the Replacement Options is attached hereto as Exhibit (d)(2). The Replacement Options will generally be issued under the Company Option Plan (with the exception of grants to personal representatives of an optionee who dies before the Replacement Option Grant
     Date), which is under the same option plan as the Eligible Option Grants cancelled in the Offer, and the Replacement Options will be issued pursuant to a new option agreement that is substantially similar to the option agreement pursuant to which the Eligible Option Grants were issued. The Replacement Options will have substantially similar terms and conditions as the Eligible Option Grants cancelled in the Offer, except for the following:

  . EXERCISE PRICE. Although the method for determining the exercise price of the Replacement Options (i.e. the fair market value of our common stock on the date the Replacement Option is granted) is the same as the method used for determining the exercise price of the Eligible Option Grants, it is likely that the exercise price of the Replacement Options will be different from the exercise price of the Eligible Option Grants.

  . TERM. The Replacement Options will have a term of ten years from the Replacement Option Grant Date (not from the original grant date of the Eligible Option Grants), subject to early termination in the event of termination of your employment. However, as with the Eligible Option Grants, the Replacement Options are subject to earlier termination in the event of a termination of your employment. In accordance with the terms of the Company Option Plan or related option agreement, all of the Replacement Options will remain exercisable for three months following a termination of employment or possibly longer in certain circumstances such as death or disability.

  . EXERCISABILITY AND VESTING. The Replacement Options will be 25% exercisable on the Replacement Option Grant Date, and will become exercisable, or vest, as to another 25% on each anniversary of the Replacement Option Grant Date, so that the Replacement Options will be 100% exercisable as of the third anniversary of the Replacement Option Grant Date.

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Q29  What is the exercise price for the Replacement Options?

A29 The exercise price of your Replacement Options will be the Fair Market Value of our common stock on the Replacement Option Grant Date, which is expected to be June 9, 2003, or a later date if we extend the Offer. The Fair Market Value will be the closing price of our common stock as reported by Nasdaq on the Replacement Option Grant Date. We cannot guarantee that the Replacement Options will have a lower exercise price than the Eligible Option Grants you exchanged, and we make no representations as to our future stock price. Therefore, we recommend that you obtain current market quotations for our common stock before deciding whether to elect to participate in the Offer and exchange your Eligible Option Grants.

Q30  How long is the option term of the Replacement Options?

A30 The Replacement Options granted to you will have a ten-year term, subject to earlier termination in the event of termination of your employment. For example, if the Replacement Option Grant Date is June 9, 2003, then your Replacement Option will expire no later than June 8, 2013. The option term concludes on the expiration date of the option. Generally, the period of time allotted to our optionees to exercise options following the option grant date is ten years so long as you are continuously employed by the Company.

Q31  How will my Replacement Options vest?

A31 Each Replacement Option will be 25% exercisable, or "vested," on the Replacement Option Grant Date, and will become exercisable as to another 25% on each anniversary of the Replacement Option Grant Date, so that the Replacement Options will be 100% exercisable as of the third anniversary of the Replacement Option Grant Date.

Q32 What effect will this exchange have on the Company's annual option grant cycle?

A32 The annual option grant is usually awarded two to three months after the end of the fiscal year. The Board decided the option exchange would be more beneficial to Employees and adopted it in lieu of proceeding with the fiscal year 2002 (November 2002) annual grants for Employees.

Q33 If I tender options in the Offer, will I be eligible to receive other option grants before I receive my Replacement Options?

A33 No. If we accept and cancel any options you tender in the offer, we will defer until the Replacement Option Grant Date any grant to you of other options, such as promotional options, for which you may be or become eligible before the Replacement Option Grant Date. We will defer the grant to you of any such options because we believe it is necessary for us to do so to avoid incurring adverse accounting treatment because of accounting rules that could apply to these interim option grants as a result of the Offer. If you do not tender options in the Offer, however, we may grant you any such options between the date hereof and the Replacement Option Grant Date.

Q34  What if I'm to be given an option in connection with a future promotion?

A34 If your promotion occurs prior to the Replacement Option Grant Date and you elected to exchange any Eligible Option Grants under this Offer, the promotional option will be deferred until the Replacement Option Grant Date.

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Q35  What if my employment is terminated between the Expiration Date and the
     Replacement Option Grant Date?

A35 You will not receive any Replacement Options (unless your employment is terminated by reason of your death). If you elect to exchange Eligible Option Grants, your election will be irrevocable after 5 o'clock p.m., U.S. Pacific Standard Time on the Expiration Date, which is currently expected to be December 6, 2002. Therefore, if your employment with us or one of our subsidiaries terminates, whether voluntarily, involuntarily or for any other reason (other than death), before your Replacement Options are granted, you will not receive any Replacement Options or have a right to any stock options that were previously cancelled. If your employment with us is terminated as part of any announced reduction in force, you will fall within this category. In the event of your death after the Expiration Date and before the Replacement Option Grant Date, any Replacement Options will be granted to your heirs, personal representatives, devisees or beneficiaries pursuant to your will or the laws of descent and distribution.

     THEREFORE, IF YOU ARE NOT EMPLOYED BY US OR ONE OF OUR SUBSIDIARIES OR ON AN APPROVED LEAVE OF ABSENCE FOR ANY REASON (OTHER THAN DEATH) FROM THE EXPIRATION DATE THROUGH THE REPLACEMENT OPTION GRANT DATE, YOU WILL NOT RECEIVE ANY REPLACEMENT OPTIONS OR ANY OTHER COMPENSATION IN EXCHANGE FOR YOUR ELIGIBLE OPTION GRANTS THAT HAVE BEEN ACCEPTED FOR EXCHANGE AND CANCELLED.

     IF YOU ARE AN EMPLOYEE RESIDING IN THE UNITED STATES, THEN YOUR EMPLOYMENT WITH US IS "AT-WILL" AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE REPLACEMENT OPTION GRANT DATE, FOR ANY REASON, WITH OR WITHOUT CAUSE.

Q36 What happens if I tender my eligible options and I am on a leave of absence that is NOT an Approved Leave of Absence on the Replacement Option Grant Date?

A36 You would not receive any Replacement Options. If you tender your eligible options and they are cancelled in the Offer and, on the Replacement Option Grant Date, you are on a leave of absence that is not an Approved Leave of Absence, then you will not be eligible to receive Replacement Options or any other compensation for your Eligible Option Grants that have been cancelled, and your cancelled Eligible Option Grants will not be reinstated. An Approved Leave of Absence means an employee leave of absence protected by statute or approved by the Company according to the practices or policies of the Human Resources Department of the Company.

Q37 What happens if I tender my Eligible Option Grants and I resign or receive a notice of involuntary termination (including, without limitation, reduction in force) between the Expiration Date and the Replacement Option Grant Date?

A37 You would not receive any Replacement Options. If you tender your Eligible Option Grants and they are cancelled in the Offer and, after the Expiration Date and prior to the Replacement Option Grant Date, you resign or receive a notice of involuntary termination (including, without limitation, reduction in force) from Microsemi or one of its subsidiaries, you are not eligible to receive Replacement Options or any other compensation for your Eligible Option Grants that have been cancelled, and your cancelled Eligible Option Grants will not be reinstated.

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Q38  What happens if I tender my Eligible Option Grants and I die between the
     Expiration Date of the Offer and the Replacement Option Grant Date?

A38 If you tender your Eligible Option Grants and they are cancelled in the Offer and you die after the Expiration Date of the Offer and prior to the Replacement Option Grant Date, Replacement Options will be granted to your heirs, personal representatives, devisees or beneficiaries pursuant to your will or the laws of descent and distribution in the same quantity and under substantially similar terms and conditions as they would have been granted to you if you had survived until the Replacement Option Grant Date; however, such options will not qualify as incentive stock options and will not necessarily be granted under the present Company Option Plan.

Q39 Are there other circumstances under which I would not get Replacement Options after tendering my Eligible Options Grants?

A39 Yes, there are. Even if you meet the other conditions, it is possible that even if we accept your tendered options, we will not issue Replacement Options to you if we are prohibited by applicable law or regulations from doing so or we are acquired in certain circumstances. We will use reasonable efforts to avoid such potential prohibitions or circumstances.

Q40 Will I have to wait longer to sell common stock under my Replacement Options than I would under the Eligible Option Grants that I exchange?

A40 Possibly. Employees who are subject to our trading window policy may have to wait longer to sell any portion of the shares of common stock subject to the Replacement Options. Furthermore, if you are an employee residing outside the United States, you may also have to wait longer to exercise your Replacement Options or sell shares of common stock subject to the Replacement Options than you would have under the Eligible Option Grant. Please see Schedule B for more details. Finally, if you exchange incentive stock options for Replacement Options that qualify as incentive stock options, you may have to wait longer to sell shares of common stock subject to the Replacement Options than you would have under the Eligible Option Grant in order to qualify for favorable tax treatment.

Q41 What happens if the Company's stock price increases after the date my Eligible Option Grants are cancelled?

A41 The exercise price of your Replacement Options will reflect that increase to the Replacement Option Grant Date (June 9, 2003, or later). The exercise price of any Replacement Options granted to you in return for your Eligible Option Grants will be the Fair Market Value of a share of our common stock on the Replacement Option Grant Date. You will be at risk for any increase in our common stock price before the Replacement Option Grant Date. From time to time, we engage in business acquisitions and other strategic transactions. We may engage in these transactions in the future, which could significantly change our structure, ownership, organization or management or the make-up of our Board of Directors, and which could significantly affect the price of our shares. If we engage in this type of a transaction or transactions before the Replacement Option Grant Date, our shares could increase (or decrease) in value, and the exercise price of the Replacement Options could be higher (or lower) than the exercise price of your Eligible Option Grants.

     For example, if you surrender options with an exercise price of $17.00, and our common stock appreciates to $22.00 by the Replacement Option Grant Date, your Replacement Options will have a higher exercise price than your Eligible Option Grants have now.

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

Q42 If I exchange my Eligible Option Grants, how many shares will I receive under my Replacement Options?

A42 This is a share-for-share Stock Option Exchange Program, so for each share subject to your options that we acquire and cancel as a result of electing to accept this Offer, you will receive an option for one share under each share subject to any Replacement Options, subject to the other terms and conditions of this Offer. However, the number of shares subject to your Replacement Options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transaction that may occur between the Expiration Date and the Replacement Option Grant Date.

Q43  Can you provide me with examples of how an exchange will operate?

A43 Yes. Please note, however, that these examples may not apply if you are an employee residing outside the United States.

     Example #1: Assume the following:
          1.   Grant received on March 31, 2000 for 1,000 shares at $17.13.
          2. Vesting schedule is 1/4 per year - (i.e., 250 shares become exercisable March 31, 2001, 250 shares become exercisable March 31, 2002, 250 shares become exercisable March 31, 2003 and 250 shares become exercisable March 31, 2004).
          3. Fair Market Value of our common stock on the Replacement Option Grant Date (on or about June 9, 2003) is assumed to be $9.00 per share.
          4. You are a regular employee or on an Approved Leave of Absence on the Replacement Option Grant Date.
          5.   No options have been previously exercised.

     Using the assumptions listed above, upon our acceptance of your valid election, on December 6, 2002, we would cancel your grant dated March 31, 2000. On the Replacement Option Grant Date, which would be on or after June 9, 2003, we would grant you a new Replacement Option for 1,000 shares with an exercise price of $9.00 per share, assuming this is the Fair Market Value at the time. The vesting schedule for this Replacement Option will be 25% exercisable initially on the date of grant and 25% becoming exercisable at each anniversary of the date of grant thereafter, and therefore you will have cumulatively exercisable 25% (250 shares) of the Replacement Option on June 9, 2003, 50% (500 shares) of the Replacement Option on June 5, 2004, 75% (750 shares) of the Replacement Option on June 5, 2005, and 100% (1,000 shares) of the Replacement Option on June 5, 2006, assuming your continuous employment with Microsemi to that date.

Q44  How long will this Offer remain open?

A44 Presently, the Offer is scheduled to remain open until 5:00 p.m., U.S. Pacific Standard Time, on the Expiration Date, which is currently expected to be December 6, 2002. We currently have no plans to extend the Offer beyond December 6, 2002. However, if we do extend the Offer, you will be notified of the extension. If we extend the Offer, we will announce the extension no later than 9:00 a.m., U.S. Pacific Standard Time, on the next business day following the scheduled or announced Expiration Date.

Q45 If the Offer is extended, how does the extension impact the date on which my Replacement Options will be granted?

A45 If we extend the Offer, the Replacement Option Grant Date will be extended to a day that is at least six months and one day after the extended Expiration Date.

     Questions & Answers 46-49 relate only to persons subject to U.S. federal income taxes and do not cover any state, local or non-U.S. tax consequences. If you are an employee residing outside the United States, please review the summaries in Schedule B to the Offer and consult your personal tax advisor to determine the tax and social insurance contributions consequences of this exchange transaction.

Q46 Will my Replacement Options be incentive stock options or nonqualified stock options?

A46 The Replacement Options will be labeled as incentive stock options and will qualify as incentive stock options only to the maximum extent allowed under U.S. tax law. Replacement Options will not qualify as incentive stock options if you are on a leave of absence exceeding 90 days as of the Replacement Option Grant Date and you do not have a right to return to employment that is guaranteed by contract or statute, or in other circumstances. Please see Section 12 of the Offer to Exchange for more details.

Q47 In the U.S., what is the difference in tax treatment between nonqualified stock options and incentive stock options?

A47 Generally, the spread on nonqualified stock options is taxed at ordinary income rates when the option is exercised, and the spread on incentive stock options is taxed at long-term capital gain rates when the stock acquired on exercise of the option is sold. However, you must satisfy certain holding period and other requirements in order to qualify for the favorable tax treatment of incentive stock options, and otherwise the tax treatment would be similar to that of a nonqualified stock option. See the explanation below and in Section 12 of the Offer to Exchange for more details.

     When you exercise a nonqualified stock option, you will pay U.S. federal, state and local income taxes and employment taxes on the difference between the exercise price of the nonqualified stock option and the fair market value of the common stock on the day of exercise. For employees, this amount will be reported as income on your W-2 for the year in which the exercise occurs. Also for employees, withholding amounts must be collected when the exercise takes place. When you sell shares that you have acquired by exercising a nonqualified stock option, any excess of the sale price over the fair market value of the common stock on the day of exercise of the option will be treated as long term capital gain or short term capital gain taxable to you at the time of sale, depending on whether you held the shares for more than one year.

     When you exercise an incentive stock option, if no disposition of the underlying stock is made until at least two years from the date the option had been granted and at least one year from the date the option had been exercised (collectively, the "ISO Holding Periods"), you will recognize no income, and no deduction may be taken by the Company. However, if the ISO Holding Periods are not met, any gain upon disposition is taxed in whole or in part as ordinary income, tax withholding may be required, and the Company is entitled to a tax deduction for that year. The amount of ordinary income recognized is equal to the lesser of (a) the fair market value of the underlying stock on the exercise date minus the exercise price or (b) the amount realized on disposition minus the exercise price. This amount is subject to Social Security, Medicare and FUTA taxes at the time of exercise. If the amount realized on disposition exceeds the fair market value of the underlying stock on the exercise date, the excess is short-term or long-term capital gain, depending upon whether you disposed of the underlying stock more than one year after the exercise date.

     Upon disposition of the underlying stock after the ISO Holding Periods have been satisfied, any gain or loss realized by you is taxed as long-term capital gain or loss, and the Company is not entitled to any deduction with regard to such disposition. The amount of long-term capital gain or loss is equal to the amount realized on disposition minus the exercise price.

Q48 Will I have to pay U.S. taxes if I exchange my Eligible Option Grants in the Offer?

A48 We believe you will not recognize U.S. federal taxable income on account of the exchange. We believe that the exchange will be treated as a non-taxable exchange and that, therefore, you will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. However, for personalized tax advice you should contact your own tax advisor.

Q49  What are the U.S. tax implications for not participating in this Offer?

A49 We believe there should be none. We believe that our Offer to you, in and of itself, will not affect the status of your untendered Eligible Option Grants as incentive stock options. However, it is possible that the U.S. Internal Revenue Service could take the position that the Offer itself is a modification of your untendered Eligible Option Grants, whether or not you elect to cancel and exchange the options. A successful assertion by the U.S. Internal Revenue Service that your untendered Eligible Option Grants are modified by the Offer could extend the holding period that is required to be satisfied prior to sale or disposition of shares underlying an incentive stock option necessary to qualify for favorable tax treatment and, under some circumstances, could even cause all or a portion of your Eligible Option Grants to be treated as nonqualified stock options. For further details, please see Section 12 of the Offer to Exchange and consult with your personal tax advisor.

Q50  What do I need to do to exchange my Eligible Option Grants?

A50 To accept this Offer to exchange your Eligible Option Grants, you should write the word "accept" beside each Eligible Option Grant that you desire to exchange on your Acknowledgement and Election Form, sign and date the form, deliver it to us before the deadline and otherwise follow all instructions on the form. Whether or not you elect to exchange your Eligible Option Grants, you must complete and deliver the Acknowledgement and Election Form to David R. Sonksen, Secretary of Microsemi, located at 2381 Morse Ave., Irvine, CA 92614, via (1) facsimile at 1-866-803-2718, or if you cannot fax it, then by (2) personal delivery through first class registered or certified U.S. mail, Federal Express or other comparable courier service, before 5:00 p.m., U.S. Pacific Standard Time, on the Expiration Date, which is expected to be December 6, 2002. We will be sending you an Acknowledgement and Election Form by email. For an additional Acknowledgement and Election Form please contact Microsemi via email at ExchangeOfferElectionForms@microsemi.com or by facsimile to 1-866-803-2718. If you are an employee on an Approved Leave of Absence as of the Commencement Date, Microsemi will mail to you an Acknowledgement and Election Form. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted. We may reject any Eligible Option Grant if we determine the Acknowledgement and Election Form is not properly completed or to the extent that we determine it would be unlawful to accept the Eligible Option Grants. Also, please note that, even if you timely deliver your Acknowledgement and Election Form, we are required by applicable tax laws to retain the right to choose whether or not to accept your Eligible Option Grants for exchange. Accordingly, your Eligible Option Grants (and the related stock option agreements) will be automatically cancelled if, and only if, we accept your Eligible Option Grants for exchange.

Q51  What is the deadline to elect to participate in the Offer?

A51 December 6, 2002, at 5 o'clock p.m., U.S. Pacific Standard Time (unless we extend the Offer). Whether or not you elect to participate in the Offer, you must deliver your Acknowledgement and Election Form to David R. Sonksen, Secretary of Microsemi, located at 2381 Morse Ave., Irvine, CA 92614, via (1) facsimile at 1-866-803-2718, or if you cannot fax it, then by (2) personal delivery through first class registered or certified U.S. mail, Federal Express or other comparable courier service by 5:00 p.m., U.S. Pacific Standard Time, on the Expiration Date, which is expected to be December 6, 2002. Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If we extend the Offer, we will announce the extension no later than 9:00 a.m., U.S. Pacific Standard Time, on the next business day following the scheduled or announced Expiration Date.

Q52 Can the Offer be extended? If so, how will I know if the Offer is extended and what is the effect of an extension?

A52 Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If we extend the Offer, we will make a public announcement of the extension no later than 9:00 a.m., U.S. Pacific Standard Time, on the next business day following the previously scheduled or announced Expiration Date. Any announcement relating to the Offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change. If the Offer is extended, then the Expiration Date and Replacement Option Grant Date may be extended if necessary to avoid the possibility that we would have to recognize any charges in our financial statements which would reduce our reported earnings. Under the accounting rules applicable to us, the Replacement Options must be granted more than six months following the date tendered Eligible Option Grants are cancelled.

Q53  Can I change my election? How often?

A53 Yes. You can change your election at any time by revising and re-delivering your Acknowledgement and Election Form, in accordance with its instructions, prior to the deadline. For an Acknowledgement and Election Form please contact Microsemi via email at ExchangeOfferElectionForms@microsemi.com or by facsimile to 1-866-803-2718. There is no limit to the number of times you can change your election prior to the deadline. However, the last Acknowledgement and Election Form you deliver prior to the deadline will determine your decision to elect. You may want to retain a copy of the Acknowledgement and Election Form that you could use to submit a revised election.

Q54  What will happen if I don't turn in my form by the deadline?

A54 If you miss this deadline, you cannot participate in the Offer. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted.

Q55  Will I receive a confirmation of my election or change of election?

A55 Yes. Approximately ten days prior to the Expiration Date, you will receive an email confirmation that will confirm your most recent election (if any) and will state which Eligible Option Grants you have thereby elected to tender for cancellation and the number of Replacement Options we would grant to you on the Replacement Option Grant Date, subject to the terms and conditions of the Offer. After the Expiration Date, you will receive an email confirmation that will confirm your final election and state which of your Eligible Option Grants have been cancelled and the number of Replacement Options that we will grant to you on the Replacement Option Grant Date, subject to the terms and conditions of the Offer. You should print these email confirmations and keep them with your records.

Q56 What happens to my Replacement Options if Microsemi merges or is acquired prior to the Replacement Option Grant Date?

A56 If we merge with or are acquired by another entity between the Expiration Date and Replacement Option Grant Date, then the Company will use its best efforts, but shall be under no obligation, to cause the successor entity to grant the Replacement Options under the same terms as provided in this Offer.

Q57  What if I don't accept this Offer?

A57 This Offer is completely voluntary. You do not have to participate, and there are no penalties for electing not to participate in this Offer. However, while we do not believe that our Offer to you, in and of itself, will affect the status of your untendered Eligible Option Grants as incentive stock options, it is possible that the U.S. Internal Revenue Service could take the position that the Offer itself is a modification of your untendered Eligible Option Grants, whether or not you elect to cancel and exchange the options. A successful assertion by the U.S. Internal Revenue Service that your untendered Eligible Option Grants are modified by the Offer could extend the holding period that is required to be satisfied prior to sale or disposition of shares underlying an incentive stock option necessary to qualify for favorable tax treatment and, under some circumstances, could even cause all or a portion of your Eligible Option Grants to be treated as nonqualified stock options. For further details, please see Section 12 of the Offer to Exchange and consult with your personal tax advisor.

Q58  Where do I go if I have additional questions about this Offer?

A58 Please direct your questions to Microsemi via email at ExchangeOfferQuestions@microsemi.com or by fax to 1-866-804-2705. We will review these questions periodically throughout the exchange period and update the Stock Option Exchange Program Questions and Answers section on the Exchange Offer Website: http://www.microsemi.com/exchangeoffer11012002. The most recent questions will be at the end of this section. New questions will be enumerated with a date when the specific question and answer was added to the list.

Q59  What do I need to do if I do not want to participate in the Offer?

A59 To decline to participate in this Offer, you should write the word "decline" beside each Eligible Option Grant on your Acknowledgement and Election Form, sign and date the form, deliver it to us before the deadline and otherwise follow all instructions on the form. Whether or not you elect to participate in the Offer, you must complete and deliver the Acknowledgement and Election Form to David R. Sonksen, Secretary of Microsemi, located at 2381 Morse Ave., Irvine, CA 92614, via (1) facsimile at 1-866-803-2718, or it you cannot fax it, then by (2) personal delivery through first class registered or certified U.S. mail, Federal Express or other comparable courier service, before 5:00 p.m., U.S.
     Pacific Standard Time, on the Expiration Date, which is expected to be December 6, 2002. We will be sending you an Acknowledgement and Election Form by email. For an additional Acknowledgement and Election Form please contact Microsemi via email at ExchangeOfferElectionForms@microsemi.com or by facsimile to 1-866-803-2718. If you are an employee on an Approved
     Leave of Absence as of the Commencement Date, Microsemi will mail to you an Acknowledgement and Election Form. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted.